UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56342/August 30, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12706

In the Matter of	:
	:
THE CATTLESALE CO.,	: ORDER MAKING FINDINGS
GEN-ID LAB SERVICES, INC.,	: AND REVOKING REGISTRATIONS
GLOBAL BUSINESS INFORMATION	: BY DEFAULT AS TO THE
DIRECTORY, INC.,	: CATTLESALE CO., GSL HOLDINGS,
GSL HOLDINGS, INC.,	: INC., AND INDUSTRIAL RUBBER
INDUSTRIAL RUBBER	: INNOVATIONS, INC.
INNOVATIONS, INC.,	:
INSTAPAY SYSTEMS, INC., and	:
ORBIT BRANDS CORP.	:

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on July 20, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). All Respondents were served with the OIP no later than July 28, 2007. Respondents' Answers to the OIP were due ten days after service. OIP at 4; 17 C.F.R. § 201.220(b). Gen-ID Lab Services, Inc. (Gen-ID), Instapay Systems, Inc. (Instapay), and Orbit Brands Corp. (Orbit Brands) filed timely Answers. The Division of Enforcement (Division) was granted leave to file a motion for summary disposition as to Gen-ID, Instapay, and Orbit Brands. On August 20, 2007, Global Business Information Directory, Inc., consented to a settlement order which revoked the registration of each class of its registered securities. To date, none of the other three Respondents have filed an Answer. A telephonic prehearing conference was held on August 8, 2007. The CattleSale Co. (CattleSale), GSL Holdings, Inc. (GSL), and Industrial Rubber Innovations, Inc. (Industrial Rubber), did not appear at the telephonic prehearing conference.

      CattleSale, GSL, and Industrial Rubber are in default for failing to appear at a scheduled prehearing conference, file an Answer to the OIP, or otherwise defend the proceeding. 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true as to CattleSale, GSL, and Industrial Rubber.

CattleSale (CIK 205239) is a void Delaware corporation located in San Antonio, Texas, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). CattleSale is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss from operations of $687,000 for the prior three quarters. As of July 12, 2007, the company's common stock (symbol CTLE) was quoted on the Pink Sheets, had nine market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

GSL (CIK 1075082) is a purported Virgin Islands corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). GSL is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2004. As of July 12, 2007, the company's common stock (symbol GSLHF) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Industrial Rubber (CIK 1091882) is a dissolved Florida corporation located in Bakersfield, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Industrial Rubber is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended October 31, 1999, which reported a net loss of $1.29 million. As of July 12, 2007, the company's common stock (symbol IRBB) was quoted on the Pink Sheets, had four market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

CattleSale, GSL, and Industrial Rubber are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance at their most recent address shown in their most recent filings with the Commission, or did not receive the letters because of their failure to keep an updated address on file with the Commission as required by Commission rules.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result, CattleSale, GSL, and Industrial Rubber failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In light of the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of CattleSale, GSL, and Industrial Rubber.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of The CattleSale Co., GSL Holdings, Inc., and Industrial Rubber Innovations, Inc. are hereby REVOKED.

_____
Robert G. Mahony
Administrative Law Judge